EXCELLON PROVIDES UPDATE ON FILING SCHEDULE

FOR FIRST QUARTER 2020 FINANCIAL RESULTS

Toronto, Ontario – May 13, 2020 – Excellon Resources Inc. (TSX:EXN, EXN.WT, OTC:EXLLF and FRA:E4X1) (“Excellon” or the “Company”) announces the Company will postpone the filing of its interim financial statements and management’s discussion and analysis for the three-month period ended March 31, 2020. The Company intends to rely on the blanket relief granted by Ontario Instrument 51-502 – Temporary Exemption from Certain Corporate Finance Requirements and comparable relief granted by other Canadian Securities Administrators in respect of its obligation under National Instrument 51-102 – Continuous Disclosure Obligations, which provides for up to a 45-day extension for periodic filings. Management expects to file interim financial reports on or before June 1, 2020.

The following material business developments have occurred since March 31, 2020, being the date of the last financial reports filed by the Company:

●	On April 2, 2020, in response to the growing concerns around the spread of COVID-19 and Mexican government directives, mining, milling and exploration activities were temporarily suspended at Platosa Mine, Miguel Auza concentrator and the Evolución Project;
●	On April 17, 2020, shareholders of Excellon and Otis overwhelmingly approved all resolutions put forth in connection with the previously announced business combination by way of a plan of arrangement;
●	On April 22, 2020, the British Columbia Supreme Court granted the final approval of the business combination of Excellon and Otis;
●	On April 23, 2020, the Company announced the successful completion of the business combination, pursuant to which Excellon acquired all of the issued and outstanding common shares of Otis;
●	On April 30, 2020, the Company provided an update on operations in Mexico and extended the temporary suspension of mining, milling and exploration activities to May 31, 2020 in response to additional government directives; and
●	On May 7, 2020, the Company announced an update on the Plan of Operations for the Kilgore Project in Idaho and the United States Federal District Court for the District of Idaho’s decision amending its December 2019 judgment to require further environmental analysis for the Dog Bone Ridge area.

The Company confirms that its management and other insiders are subject to an insider trading black-out policy that reflects the principles in section 9 of National Policy 11-207 – Failure-to-File Cease Trade Orders and Revocations in Multiple Jurisdictions.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Brendan Cahill, President & CEO or

Anna Ladd-Kruger, CFO & VP Corporate Development

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.